Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Sequenom—Gemini, Ltd. England and Wales
Gemini Genomics, (UK) Ltd. England and Wales
Gemini Genomics, Ltd. England and Wales
Sequenom GmbH Germany
Sequenom K.K. Japan
Sequenom Hong Kong, Ltd Hong Kong
Sequenom Biosciences (India) Pvt. Ltd India
Sequenom Center for Molecular Medicine, LLC United States